UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Director; Appointment of Director

On January 19, 2023, Mr. Alejandro Weinstein resigned from the Board of Directors (the “Board”) of Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company”), effective immediately. In connection with Mr. Weinstein’s resignation, Mr. Weinstein also resigned from his position as a member and Chairman of the M&A Committee of the Board (the “M&A Committee”). Mr. Weinstein’s resignation from the Board is aligned with the period for his service as a director previously disclosed at the time of the Company’s public listing. Mr. Weinstein decided not to extend his tenure on the Board based on disagreements with the Board regarding strategic priorities for the growth of the Company.

In connection with Mr. Weinstein’s resignation, and pursuant to the nomination rights of Hoche Partners Pharma Holding S.A., a Luxemburg company (“Hoche”), under that certain nomination agreement (the “Nomination Agreement”), dated September 29, 2021, by and among the Company, Hoche and the certain other shareholders named therein, the Board appointed Alberto Eguiguren Correa as a Director to fill the vacancy created by Mr. Weinstein’s resignation, effective immediately for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2022 (which corresponds to the duration of mandate of Mr. Weinstein). The Board determined that Mr. Eguiguren meets the definition of “independent director” for purposes of serving on the Board under applicable Nasdaq Stock Market rules.

Mr. Eguiguren, 58 years old, currently is partner at Russi & Eguiguren SpA, a law firm offering broad experience in legal counsel to local and international clients, such as multinational corporations, private equity firms, and private investors doing business with or in Chile, a role which he has held since 2002. He also currently serves a director on the board of directors of Sonda S.A., Aguas Nuevas S.A., Aguas Atacama S.A., Aguas Décima S.A. and Medismart S.A. He previously served on the board of Walmart Chile S.A., CFR Pharmaceuticals S.A., Laboratorio Chile S.A. and Clínica Las Condes S.A, amongst others. Prior to his time at Russi & Eguiguren SpA, he was a partner at Carey y Cía Limitada, and as an attorney in the U.S. with Cleary, Gottlieb, Steen & Hamilton and Brobeck, Phleger & Harrison. He received a Master’s in Commercial Law from Duke University School of Law and a Licentiate in Legal Sciences at Catholic University of Chile. The Board believes Mr. Eguiguren is qualified to serve on the Board given his diverse industry and board experience, including over 20 years working with global healthcare and pharma companies and his successful track record in value-creating transactions, international business, strategic planning, and mergers and acquisitions of public and private companies.

In connection with Mr. Weinstein’s resignation from the M&A Committee, the Board appointed existing director José Minski as Chair of the M&A Committee.

Other than as described in this Report on Form 6-K, there are no arrangements or understandings between Mr. Eguiguren and any other person pursuant to which Mr. Eguiguren was appointed as a Director of the Company.  Since the beginning of the Company’s last fiscal year, the Company has not engaged in any transaction, or any currently proposed transaction, in which Mr. Eguiguren had or will have a direct or indirect material interest in which the amount involved exceeded or would exceed $120,000.

A press release announcing the changes to the Board has been furnished as Exhibit 99.1 hereto.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release of Procaps Group, S.A. dated January 19, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

	By:	/s/ Ruben Minski
	Name:	Ruben Minski
	Title:	Chief Executive Officer

Dated: January 19, 2023

3